TEMBEC INC. CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of Canadian dollars)

	Dec. 24,	Sept. 24,	Sept. 26,
	2011	2011	2010

ASSETS
Current assets:
Cash and cash equivalents	$79	$99	$68
Cash held in trust	7	6	6
Trade and other receivables	158	182	209
Inventories (note 4)	261	261	255
Prepaid expenses	4	6	7
Assets held for sale (note 5)	56	-	-
	565	554	545
Property, plant and equipment (note 6)	471	491	496
Biological assets	5	4	7
Employee future benefits (note 18)	1	1	-
Other long-term receivables	28	28	28
Deferred tax assets	12	15	27
	$1,082	$1,093	$1,103

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans (note 7)	$48	$6	$1
Trade, other payables and accrued charges	218	246	233
Interest payable	1	8	3
Provisions (note 9)	2	8	5
Current portion of long-term debt (note 8)	18	18	17
Liabilities held for sale (note 5)	22	-	-
	309	286	259

Long-term debt (note 8)	269	271	271
Provisions (note 9)	15	16	17
Employee future benefits (note 18)	275	285	248
Other long-term liabilities	2	2	8
	870	860	803
Shareholders' equity:
Share capital (note 10)	564	564	564
Deficit	(349)	(333)	(264)
Accumulated other comprehensive earnings (loss)	(3)	2	-
	212	233	300
	$1,082	$1,093	$1,103

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF LOSS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

	Quarters ended
	Dec. 24,	Dec. 25,
	2011	2010
Sales	$401	$422
Freight and other deductions	53	57
Lumber export taxes	2	3
Cost of sales (excluding depreciation and amortization)	316	328
Selling, general and administrative	18	18
Share-based compensation (note 10)	-	4
Depreciation and amortization	12	13
Other items (note 11)	2	2
Operating loss	(2)	(3)

Interest, foreign exchange and other	10	12
Exchange gain on long-term debt	(2)	(5)
Net finance costs (note 12)	8	7
Loss before income taxes	(10)	(10)

Income tax expense (note 13)	6	1
Net loss	$(16)	$(11)

Basic and diluted net loss in dollars per share (note 10)	$(0.16)	$(0.11)

TEMBEC INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(unaudited) (in millions of Canadian dollars)

	Quarters ended
	Dec. 24,	Dec. 25,
	2011	2010
Net loss	$(16)	$(11)
Other comprehensive loss:
Foreign currency translation differences for foreign operations	(5)	(2)
Total comprehensive loss	$(21)	$(13)

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited) (in millions of Canadian dollars)

		Quarter ended December 24, 2011
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of year, September 24, 2011	$564	$2	$(333)	$233

Net loss for the period	-	-	(16)	(16)
Other comprehensive loss:
Foreign currency translation differences for foreign operations	-	(5)	-	(5)

Balance - end of period, December 24, 2011	$564	$(3)	$(349)	$212

		Quarter ended December 25, 2010
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of year, September 26, 2010	$564	$-	$(264)	$300

Net loss for the period	-	-	(11)	(11)
Other comprehensive loss:
Foreign currency translation differences for foreign operations	-	(2)	-	(2)

Balance - end of period, December 25, 2010	$564	$(2)	$(275)	$287

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) (in millions of Canadian dollars)

	Quarters ended
	Dec. 24,	Dec. 25,
	2011	2010
Cash flows from operating activities:
Net loss	$(16)	$(11)
Adjustments for:
Depreciation and amortization	12	13
Net finance costs (note 12)	8	7
Income tax expense (note 13)	6	1
Excess cash contributions over employee future benefits expense	(10)	(4)
Other	2	(3)
	2	3
Changes in non-cash working capital:
Trade and other receivables	14	38
Inventories	(34)	(12)
Prepaid expenses	2	1
Trade, other payables and accrued charges	(17)	(22)
	(35)	5
	(33)	8
Cash flows from investing activities:
Additions to property, plant and equipment	(23)	(8)
Proceeds on sale of assets	17	-
Other	(3)	1
	(9)	(7)
Cash flows from financing activities:
Change in operating bank loans	42	2
Cash held in trust	(2)	-
Increase in long-term debt	4	-
Repayments of long-term debt	(3)	(2)
Interest paid	(15)	(9)
Other	(1)	(2)
	25	(11)
	(17)	(10)
Foreign exchange gain on cash and cash equivalents held in foreign currencies	(3)	(2)
Net decrease in cash and cash equivalents	(20)	(12)

Cash and cash equivalents, beginning of period	99	68
Cash and cash equivalents, end of period	$79	$56

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. BUSINESS SEGMENT INFORMATION

(unaudited) (in millions of Canadian dollars)

The Forest Products segment consists primarily of forest and sawmills operations, which produce lumber and building materials. The Specialty Cellulose and Chemical Pulp segment consists primarily of manufacturing and marketing activities of specialty cellulose and chemical pulps including the transformation and sale of resins and pulp by-products. A significant portion of chemical product sales are related to by-products generated by the two specialty cellulose pulp mills. The High-Yield Pulp segment includes the manufacturing and marketing activities of high-yield pulps. The Paper segment consists primarily of production and sales of coated bleached board and newsprint. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The basis of presentation and the accounting policies used in these business segments are the same as those described in notes 2 and 3.

The financial performance of each segment is measured based on earnings before interest, income taxes, depreciation and amortization, and other specific or non-recurring items (EBITDA). This measure is included in the internal reports that are reviewed by senior management. Segment EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating financial results relative to other entities that operate within similar businesses. Net finance costs and income tax are not allocated to operating segments.

				Quarter ended December 24, 2011
		Specialty
		Cellulose
	Forest	& Chemical	High-Yield		Corporate
	Products	Pulp	Pulp	Paper	& other	Consolidated
Sales:
External	$100	$149	$67	$85	$-	$401
Internal	26	3	7	-	2	38
	$126	$152	$74	$85	$2	$439
Earnings (loss) before the following (EBITDA):	$(11)	$27	$(9)	$10	$(5)	$12
Depreciation and amortization	3	5	3	1	-	12
Other items	2	-	-	-	-	2
Operating earnings (loss)	$(16)	$22	$(12)	$9	$(5)	$(2)
Additions to property, plant & equipment	$4	$13	$4	$2	$-	$23
Total assets	$256	$502	$196	$121	$6	$1,081

				Quarter ended December 25, 2010
		Specialty
		Cellulose
	Forest	& Chemical	High-Yield		Corporate
	Products	Pulp	Pulp	Paper	& other	Consolidated
Sales:
External	$90	$145	$100	$87	$-	$422
Internal	23	3	7	-	1	34
	$113	$148	$107	$87	$1	$456
Earnings (loss) before the following (EBITDA):	$(11)	$20	$7	$4	$(8)	$12
Depreciation and amortization	4	5	3	1	-	13
Other items	-	-	-	-	2	2
Operating earnings (loss)	$(15)	$15	$4	$3	$(10)	$(3)
Additions to property, plant & equipment	$2	$5	$-	$1	$-	$8
Total assets	$249	$456	$194	$123	$29	$1,051

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

1.	Reporting entity and nature of operations

Tembec Inc. (the “Corporation”) and its subsidiaries (collectively “Tembec” or the “Company”) operate an integrated forest products business.

The Corporation is incorporated and domiciled in Canada and listed on the Toronto Stock Exchange under the symbol TMB. The address of the Company's registered office is 800 René-Lévesque Blvd. West, Suite 1050, Montreal, Quebec, Canada, H3B 1X9.

2.	Basis of presentation

Statement of compliance

Effective September 26, 2010, the Company fully adopted International Financial Reporting Standards (IFRS) as the basis for preparation of financial information and accounting.

These unaudited interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. These are the Company's first IFRS consolidated interim financial statements for part of the period covered by the first IFRS annual financial statements and IFRS 1, First-time Adoption of International Financial Reporting Standards has been applied. The interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the annual financial statements of the Company as at September 24, 2011.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in note 17. This note includes reconciliations of equity and total comprehensive income for prior periods and of equity at the date of transition reported under the previous Canadian Generally Accepted Accounting Principles (GAAP) to those reported for those periods and at the date of transition under IFRS.

These unaudited interim consolidated financial statements were authorised for issue by the Board of Directors on January 26, 2012.

Basis of measurement

The interim consolidated financial statements have been prepared on the historical cost basis, except for the following items in the balance sheet:

•	the defined benefit liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets
•	biological assets are measured at fair value less costs to sell
•	liabilities for cash-settled share-based payment arrangements are measured at fair value determined in accordance with IFRS 2
•	embedded and freestanding derivative financial instruments are measured at fair value.

Functional and presentation currency

These interim consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. Management believes that the Canadian dollar best reflects the currency of the primary economic environment in which Tembec operates. All financial information presented has been rounded to the nearest million, unless otherwise noted.

Use of estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

2.	Basis of presentation (continued)

Use of estimates and judgements (continued)

Significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the interim consolidated financial statements include net realizable value of inventories, provisions, utilization of tax losses, measurement of defined benefit obligations and valuation of pension and other future benefit plan assets.

Other areas requiring the use of management estimates include the determination of the value of biological assets, financial instruments, guarantees, commitments, and contingencies. It also includes collectability of accounts receivable, estimating the useful life and residual value of property, plant and equipment, as well as assessing the recoverability of property, plant and equipment, long-term receivables and deferred tax assets.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in the interim consolidated financial statements and in preparing the opening IFRS balance sheet at September 26, 2010, for the purposes of the transition to IFRS.

Basis of consolidation

These interim consolidated financial statements include the accounts of the Company. Investments over which the Corporation has effective control are fully consolidated. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of each operation using exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency using the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency using the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on translation are recognized in profit or loss.

Foreign operations

The assets and liabilities of foreign operations with functional currencies other than the Canadian dollar are translated to Canadian dollars using the exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars using the average exchange rates during the reporting period.

Foreign currency differences are recognized in other comprehensive income. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to the statement of earnings (loss) as part of the gain or loss on disposal.

Financial instruments

Non-derivative financial assets and liabilities

Cash and cash equivalents, trade and other receivables and long-term receivables are classified as loans and receivables, which is the Company’s only non-derivative financial asset. Operating bank loans, trade and other payables, interest payable and long-term debt are classified as other liabilities, which is the Company’s only non-derivative financial liability.

The Company initially recognizes all financial assets and liabilities on the date that they are originated. Subsequent to initial recognition at fair value, the financial assets are accounted for on an amortized cost basis using the effective interest rate method. Subsequent to initial recognition at fair value plus any directly attributable transaction costs, the financial liabilities are accounted for on an amortized cost basis using the effective interest rate method.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Financial instruments (continued)

Non-derivative financial assets and liabilities (continued)

Transaction costs incurred upon the issuance of debt instruments or modification of a financial liability are deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

Derivative financial instruments

The Company manages, from time to time, its foreign exchange exposure on anticipated net cash inflows, principally U.S. dollars and euros, through the use of options and forward contracts.

The Company may, from time to time, manage its exposure to commodity price risk associated with sales of lumber, pulp and newsprint through the use of cash-settled hedge (swap) contracts. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

The Company does not currently apply hedge accounting.

The Company has also issued liability-classified derivatives over its own equity.

All derivatives are recognized initially at fair value. Attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are accounted for in “Net finance costs”.

Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

Inventories

Finished goods, work-in-process, wood chips, logs, and other raw materials are valued at the lower of cost, determined on an average cost basis, and net realizable value. In the case of manufactured inventories and work-in-process, cost includes expenditure incurred in acquiring raw materials, production or conversion costs and other costs incurred in bringing the inventory to their existing location and conditions as well as an appropriate share of production overheads based on normal operating capacity. For all raw materials to be used in the production of finished goods, net realizable value is determined on an as-converted-to-finished-goods basis. Operating, maintenance and spare parts inventories are valued at lower of average cost and net realizable value.

Property, plant and equipment

Recognition and measurement

Property, plant and equipment are recorded at cost, after deducting investment tax credits and government assistance, less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to acquiring and bringing the assets to a working condition for their intended use. The Company capitalizes borrowing costs, which are directly attributable to the acquisition, construction or production of qualifying assets, unless development activities on these qualifying assets are suspended, in which case borrowing costs are expensed.

Subsequent costs

The cost of replacing a component of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. The costs of the day-to- day servicing of property, plant and equipment are recognized in profit or loss as incurred.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Property, plant and equipment (continued)

Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment.

The estimated useful lives of the current and comparative periods are as follows:

Assets	Period
Buildings	20 - 30 years
Production equipment:
Pulp and paper	20 - 30 years
Sawmill	10 - 15 years
Forest access roads	3 - 20 years

Assets under construction are recognized at cost and are not depreciated as the assets are not available for use. Repairs and maintenance as well as planned shutdown maintenance are charged to expense as incurred.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Biological assets

Standing timber on privately held forest land that is managed for timber production is characterized as a biological asset. Accordingly, on each balance sheet date, the biological asset is valued at its fair value less costs to sell with any change therein, as a result of growth, harvest and change in valuation assumptions recognized in net income (loss) for the period. Standing timber is transferred to inventory at its fair value less costs to sell at the date the logs are removed from the forest. Land under standing timber is measured at cost and included in property, plant and equipment.

Leased assets

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized in the Company’s balance sheet.

Impairment

Financial assets (including receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Impairment losses recognized in prior periods are assessed at each balance sheet date for any indication that the loss has decreased or no longer exists. For financial assets measured at amortized cost, the reversal is recognized in profit or loss.

Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than biological assets, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Impairment (continued)

Non-financial assets (continued)

The recoverable amount of an asset or cash-generating unit (CGU) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre- tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs reduce the carrying amounts of the assets in the unit that is subject to the impairment test on a pro rata basis.

An impairment loss recognized in prior periods is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Environmental costs

The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and that are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

Reforestation obligation

Forestry legislation in British Columbia requires the industry to assume the cost of reforestation on certain harvest licences. Accordingly, the Company records a liability for the costs of reforestation in the period in which the timber is harvested. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to management’s estimates are recognized in net income as they occur.

Site restoration

In accordance with the Company’s published environmental policy and applicable legal requirements, a provision for site restoration in respect of contaminated land, and the related expense, is recognized when the land is contaminated.

Restructuring

A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating costs and losses are recognized on the same basis as if they arose independently of the restructuring.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Provisions (continued)

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Contingent liability

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Company, or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

Employee future benefits

Employee future benefits include pension plans and other future benefit plans. Other future benefit plans include post- retirement life insurance programs, healthcare and dental care benefits as well as certain post-employment benefits provided to disabled employees.

Defined contribution pension plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

Defined benefit pension plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Company. An economic benefit is available to the Company if it is realisable during the life of the plan, or on settlement of the plan liabilities.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the statement of earnings (loss).

The Company recognizes the current service cost in the employee future benefit costs. Interest cost and the expected return on plan assets are recognized in “Interest, foreign exchange and other”. The actuarial gains and losses arising from defined benefit plans are recognized in other comprehensive income.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Employee future benefits (continued)

Other future benefit plans

The Company’s net obligation in respect of long-term employee benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in the statement of comprehensive earnings (loss) in the period in which they arise.

Other employee benefits

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under the short-term incentive plan if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Share-based compensation transactions

The Company uses the fair value based approach of accounting for all share options granted to its employees, whereby a compensation expense is recognized over the vesting period of the options, with a corresponding increase to contributed surplus. The Company bases the accruals of compensation cost on the best available estimate of the number of options that are expected to vest and revises that estimate if subsequent information indicates that actual forfeitures are likely to differ from initial estimates. Any consideration paid by plan participants in the exercise of share options or purchase of shares is credited to share capital. The contributed surplus component of share-based compensation is transferred to share capital upon the issuance of common shares.

Deferred Share Units (DSU) are recognized in compensation expense and accrued liabilities as they are awarded. DSUs are remeasured at each reporting period at fair value, until settlement.

Performance-Conditioned Restricted Share Units (PCRSU) and Performance-Conditioned Units (PCU) are recognized in compensation expense and accrued liabilities when it is likely that the performance conditions attached to the unit will be met. Compensation cost is prorated based on the underlying service period and the liability is remeasured at each reporting period at fair value, until settlement.

Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

Sales

Sale of goods is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Investment tax credit and government assistance

Amounts received resulting from government assistance programs, including grants and investment tax credits for scientific research and experimental development, are reflected as a reduction of the cost of the asset or expense to which they relate at the time the eligible expenditure is incurred. Government financial assistance is recorded when there is reasonable assurance that the Company will comply with relevant conditions. Investment tax credits are recognized when the Company has made the qualifying expenditures and there is reasonable assurance that the credits will be realized.

Finance costs and finance income

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions and the amortization of other related transactions costs. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses, as well as gain or loss on embedded and freestanding derivative instruments, are reported on a net basis as finance cost or finance income.

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, with respect to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Freight and other deductions

Freight associated with shipping products to customer and handling finished goods as well as discounts on prompt payment are included in “Freight and other deductions” in the Consolidated Statements of Loss.

New standards and interpretation not yet adopted

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments (IFRS 9), and in October 2010, the IASB published amendments to IFRS 9 (IFRS 9 R).

IFRS 9 R supersedes IFRS 9 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. For annual periods beginning before January 1, 2013, either IFRS 9 or IFRS 9 R may be applied. The Company has not yet begun the process of assessing the impact that the new standard will have on its financial statements or whether to early adopt the new requirement.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

New standards and interpretation not yet adopted (continued)

IFRS 13 Fair value measurement

In May 2011, the IASB issued the standard, IFRS 13, Fair Value Measurement. The new standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. The Company has not yet begun the process of assessing the impact that the new standard will have on its financial statements or whether to early adopt the new requirement.

Amendments to IAS 19 Employee Benefits

In June 2011, the IASB published an amended version of IAS 19, Employee Benefits. Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted. The amendment is generally applied retrospectively with certain exceptions. The Company has not yet begun the process of assessing the impact that the new standard will have on its financial statements or whether to early adopt the new requirement.

4.	Inventories

	Dec. 24,	Sept. 24,	Sept. 26,
	2011	2011	2010
Finished goods	$114	$112	$111
Logs and wood chips	66	66	64
Supplies and materials	81	83	80
	$261	$261	$255

Inventories carried at net realizable value	$39	$32	$30

During the December 2011 and 2010 quarters, cost of sales consists primarily of inventories recognized as an expense. Inventories at December 24, 2011, were written down by $7 million (September 24, 2011 - $4 million; September 26, 2010 - $4 million) to reflect net realizable value being lower than cost. The write-down and reversal are included in cost of sales.

5.	Assets and liabilities held for sale

On November 28, 2011, the Company announced that it had reached an agreement to sell its British Columbia sawmills and related forestry operations for proceeds of approximately $60 million. Therefore, assets and liabilities have to be reclassified as held for sale and the non-current assets have to be measured at the lower of the carrying amount and the fair value less cost to sell. The Company did not record an impairment related to these assets upon reclassification as held for sale. The transaction is expected to close in the March 2012 quarter.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

6.	Property, plant and equipment

	Net book value
	Dec. 24,	Sept. 24,	Sept. 26,
	2011	2011	2010
Land	$12	$12	$12
Buildings	57	60	63
Production equipment:
Pulp and paper	333	335	359
Sawmill	18	31	40
Forest access roads	5	16	11
Assets under construction	46	37	11
	$471	$491	$496

During the December 2011 quarter, an amount of $25 million was reclassified from property, plant and equipment to assets classified as held for sale.

7.	Operating bank loans

On March 4, 2011, the Company entered into a new $200 million asset-based revolving five-year working capital facility expiring in February 2016. The new facility effectively replaces the prior $205 million revolving working capital facility due to expire in December 2011. The new facility has a first priority charge over the receivables and inventories of the Company’s Canadian operations. As at December 24, 2011, the amount available, based on eligible receivables and inventories, was $136 million of which $46 million was drawn and $38 million was reserved for letters of credit. Interest is calculated based either on the BA Rate, the LIBOR, the Canadian Prime Rate or the U.S. Base Rate, as the case may be, plus an applicable margin.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts. At the end of December 2011, the amount available was $22 million, of which $20 million was unused.

The Company’s exposure to interest rate risk, foreign currency and liquidity risk is disclosed in note 15.

8.	Long-term debt

This note provides information about the contractual terms of the Company’s long-term interest-bearing loans and borrowings, which are measured at amortized cost.

		Dec. 24,	Sept. 24,	Sept. 26,
	Maturity	2011	2011	2010
Tembec Inc. - 6% unsecured notes	09/2012	$3	$5	$9
Tembec Industries Inc. - US $255 million,
11.25% senior secured notes	12/2018	260	262	261
Tembec French operations	Various	27	25	21
Kirkland Lake Engineered Wood Products Inc.	Various	8	8	8
Other	Various	2	2	2
		$300	$302	$301
Less current portion		18	18	17
Less unamortized financing costs		13	13	13
		$269	$271	$271

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

8.	Long-term debt (continued)

On August 17, 2010, the Company completed a private offering of US $255 million in aggregate principal amount of 11.25% senior secured notes due December 15, 2018. The notes are senior obligations secured by a first priority lien on certain of the property and assets of the Company and the guarantors of the notes, other than receivables, inventory and certain intangibles upon which the note holders have a second priority lien. The notes are guaranteed by the Company and certain of its subsidiaries.

The Company entered into a registration rights agreement with the initial purchasers pursuant to which they have agreed to use commercially reasonable efforts to register with the SEC, new notes having substantially identical terms as the notes. The exchange offer and the registration of the new notes with the SEC were completed on March 31, 2011.

The Company’s exposure to interest rate risk, foreign currency and liquidity risk is disclosed in note 15.

9.	Provisions

	Dec. 24,	Sept. 24,	Sept. 26,
	2011	2011	2010
Reforestation obligation	$2	$15	$13
Site restoration	10	4	4
Other	5	5	5
	$17	$24	$22

Current	$2	$8	$5
Non-current	15	16	17
	$17	$24	$22

During the December 2011 quarter, an amount of $13 million was reclassified from reforestation obligation to liabilities held for sale.

10.	Share capital

Authorized

Unlimited number of common voting shares, without par value.

Unlimited number of non-voting Class A preferred shares issuable in series without par value, with other attributes to be determined at time of issuance.

11,111,111 warrants convertible in equal amount of common shares and expiring February 29, 2012. The warrants shall be deemed to be exercised and shall be automatically converted into new common shares when the 20-day volume- weighted average trading price of a single common share reaches or exceeds $12.00 or immediately prior to any transaction that would constitute a change of control at a purchase price per common share equal to at least $12.00.

Issued and fully paid

	Dec. 24,	Sept. 24,	Sept. 26,
	2011	2011	2010
100,000,000 common shares	$564	$564	$564
11,093,943 warrants (included in other long-term liabilities)	$-	$-	$5

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

10.	Share capital (continued)

Net loss per share

The following table provides the reconciliation between basic and diluted net loss per share:

	Quarters ended
	Dec. 24,	Dec. 25,
	2011	2010
Net loss Weighted average number of common	$(16)	$(11)
shares outstanding	100,000,000	100,000,000
Dilutive effect of employees share options and warrants	-	-
Weighted averaged number of diluted common shares outstanding	100,000,000	100,000,000
Basic and diluted net loss in dollars per share	$(0.16)	$(0.11)

The warrants and employees share options had no dilutive effect for the above periods; however, these securities could potentially dilute earnings per share in future periods.

Share-based compensation

Under the prior Long-Term Incentive Plan, the Company had, from time to time, granted options to its employees. The plan provided for the issuance of common shares at an exercise price equal to the market price of the Company’s common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the period:

	December 24, 2011
		Weighted average
	Options	exercise price
Balance, beginning of year, September 24, 2011	122,020	$75.01
Options cancelled	4,905	180.31
Balance, end of period, December 24, 2011	117,115	$70.60

All cancelled options have expired on November 14, 2011.

During fiscal 2009, the Company established a Performance-Conditioned Restricted Share Units (PCRSU) plan for designated senior executives. During the December 2011 quarter, 880,968 PCRSUs were forfeited as performance conditions attached to it were not achieved, and the remaining 1,143,039 PCRSUs were paid for a total consideration of $3 million.

On November 17, 2010, under the Directors’ Share Award plan, non-executive members of the Board were granted 655,175 Deferred Share Units (DSU), and on January 27, 2011, 95,824 additional DSUs were granted. These DSUs are vesting in three equal amounts over the next three Annual General Shareholders' meetings beginning on January 27, 2011.

On November 15, 2011, the Board decided to replace the PCRSU plan with a Performance-Conditioned Unit (PCU) plan. Under the PCU plan, designated senior executives will be granted a specified number of PCUs annually, which vest over successive three-year periods, based on total shareholder return over the performance period as determined relative to a peer group and the increase in value of the Company’s weighted average share price over the performance period. No PCUs were granted during the December 2011 quarter.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

10.	Share capital (continued)

Share-based compensation (continued)

The following table summarizes the details of share-based compensation expenses relating to its different plans:

	Quarters ended
	Dec. 24,	Dec. 25,
	2011	2010
Performance-conditioned restricted share unit plan	$-	$3
Directors' share award plan	-	1
	$-	$4

11.	Other items

Quarter ended December 24, 2011

On December 22, 2011, the Company recorded a gain of $4 million relating to the sale of a minority equity position in two dissolving pulp mills located in the Province of New Brunswick.

During the December 2011 quarter, the Company recorded a charge of $4 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. The current quarter includes a charge of $4 million relating to the Marathon, Ontario, NBSK pulp mill site. An agreement was reached with the Province of Ontario and other implicated parties as to future remediation work. As part of the settlement, the Company received $2 million from a previous owner and agreed to carry out remediation work totalling approximately $6 million over the next several years.

On November 25, 2011, the Company sold its Toronto, Ontario, flooring plant for proceeds of $13 million. Concurrently, the Company also announced the closure of its Huntsville, Ontario, hardwood flooring plant. The sale of the Toronto plant and the closure of the Huntsville plant resulted in a charge of $2 million that has been recorded in the December 2011 quarter.

Quarter ended December 25, 2010

During the December 2010 quarter, the Company recorded a charge of $2 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities.

12.	Net finance costs

	Quarters ended
	Dec. 24,	Dec. 25,
	2011	2010
Finance costs:
Interest on long-term debt	$8	$8
Bank charges and other financing expenses	1	-
Net foreign exchange loss	1	5
	$10	$13
Finance income:
Exchange gain on long-term debt	$(2)	$(5)
Net change in fair value of warrants (note 10)	-	(1)
	$(2)	$(6)
Net finance costs	$8	$7

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

13.	Income taxes

	Quarters ended
	Dec. 24,	Dec. 25,
	2011	2010
Loss before income taxes	$(10)	$(10)
Income tax recovery based on combined
federal and provincial income tax rates
of 26.3% (December 25, 2010 - 27.8%)	$(3)	$(3)
Increase (decrease) resulting from:
Change in valuation allowance	6	4
Difference in statutory income tax rate	2	1
Non-deductible (taxable) portion of exchange loss (gain) on long-term debt	-	(1)
Other permanent differences	1	-
	9	4
Income tax expense	$6	$1
Income taxes:
Current	$3	$1
Deferred	3	-
Income tax expense	$6	$1

14.	Employee future benefits

The following table presents the Company’s employee future benefit costs:

	Quarters ended
	Dec. 24,	Dec. 25,
	2011	2010
Defined benefit pension plans	$2	$2
Other future benefit plans	1	1
Defined contribution and other retirement plans	3	3
	$6	$6

15.	Financial instruments

Fair value

The carrying amount of cash and cash equivalents, cash held in trust, trade and other receivables, bank indebtedness, operating bank loans, trade, other payables and accrued charges, and interest payable approximates their fair values because of the near-term maturity of those instruments. The carrying value of the long-term loans receivable also approximates their fair values.

The carrying value and the fair value of long-term debt are as follows:

	Dec. 24,	Sept. 24,	Sept. 26,
	2011	2011	2010
Carrying value	$287	$289	$288
Fair value	$308	$294	$301

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

15.	Financial instruments (continued)

Fair value (continued)

Derivative financial instruments are the only financial instruments of the Company measured at fair value on a recurring basis and have been valued in accordance with Level 1 of the fair value hierarchy, which is based on unadjusted quoted prices in an active market.

Financial risk management

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Dec. 24,	Sept. 24,	Sept. 26,
	2011	2011	2010
Loans and receivables	$185	$206	$236
Cash, cash equivalents and cash held in trust	$86	$105	$74

Exposure to liquidity risk

A liquidity reserve in the form of cash, cash equivalents and undrawn revolving credit facilities is maintained to assist in the solvency and financial flexibility of the Company. Liquidity reserves as at December 24, 2011, totalled $157 million. Repayment of amounts due within one year may also be funded by normal collection of current trade accounts receivable and cash on hand.

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements:

	Carrying	Contractual				After
	amount	cash flows	Year 1	Years 2-3	Years 4-5	5 years
Secured bank loans	$279	$486	$31	$64	$66	$325
Unsecured loans	21	24	9	8	6	1
Operating bank loans	48	48	48	-	-	-
Trade and others	219	219	219	-	-	-
	$567	$777	$307	$72	$72	$326

Foreign currency rate risk management

The Company is exposed to currency risk on sales, purchases and long-term debt that are denominated in a currency other than the Canadian dollar. The currencies in which these transactions are primarily denominated are Canadian dollar, US dollar and euro.

To reduce the impact of fluctuations in the value of the US dollar, the Company has adopted a policy, which allows for hedging up to 50% of its anticipated US $ receipts for up to 36 months in duration. As at December 24, 2011, the Company does not hold any foreign exchange contracts.

16.	Capital management

It is the Company’s objective to manage its capital to ensure adequate capital resources exist to support operations while maintaining its business growth. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk of characteristics of the underlying assets.

The Company monitors capital on the basis of net debt to total capitalization ratio. Net debt is calculated as a total debt (long-term debt plus bank indebtedness and operating bank loans) less cash, cash equivalents, and cash held in trust.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

16.	Capital management (continued)

Total capitalization includes net debt plus provisions, accrued benefit liability, deferred income taxes, other long-term liabilities, and shareholders’ equity.

The Company’s strategy is to maintain the net debt to total capitalization ratio at 40% or less. The objective is to keep a strong balance sheet and maintain the ability of the Company to access capital markets at favourable rates. The debt to total capitalization ratio for the Company was 34% as at December 24, 2011 (September 24, 2011 – 27%, September 26, 2010 – 28%).

There were no changes in the Company’s approach to capital management during the period.

17.	Explanation of transition to IFRS

As stated in note 2, these are the Company’s first interim consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out in note 3 have been applied in preparing the financial statements for the quarters ended December 24, 2011 and December 25, 2010, the comparative information presented in these financial statements for the year ended September 24, 2011, and in the preparation of an opening IFRS balance sheet at September 26, 2010 (the Company’s date of transition or “Transition Date”).

In preparing its opening IFRS balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with previous Canadian GAAP. An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

In such tables, reclassification has been made to conform to IAS 1 – Presentation of Financial Statements, minimum disclosure requirements. Additionally, in preparing its interim consolidated financial statements in accordance with IFRS 1 - First-time Adoption of International Financial Reporting Standards, the Company applied the mandatory exemptions and elected to apply the following optional exemptions from full retrospective application:

Employee benefits exemption

IFRS 1 provides the option to retrospectively apply IAS 19, Employee Benefits, for the recognition of unamortized actuarial gains and losses, past service costs and transitional obligations and assets or to recognize these balances previously deferred under previous Canadian GAAP in opening retained earnings at the Transition Date. The Company has elected to recognize all unamortized cumulative actuarial losses and past service costs at the Transition Date as an adjustment to opening retained earnings for all of its employee future benefit plans.

Foreign currency translation differences

Retrospective application of IFRS would require the Company to determine cumulative currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 permits cumulative translation gains and losses to be reset to zero at the Transition Date. The Company elected to reset all cumulative translation gains and losses to zero in opening retained earnings at its Transition Date.

Event driven fair value of property, plant and equipment as deemed cost

IFRS 1 provides the choice of recording assets and liabilities based on a deemed cost, which can be an event driven valuation where some or all of the assets and liabilities were valued and recognized at fair value under previous GAAP. As a result of the recapitalization transaction that occurred within the Company in 2008, the Company has elected to apply this exemption to property, plant and equipment and used such event driven fair value measurements as deemed cost for IFRS at the date of that measurement.

Business combinations exemption

IFRS 1 provides the option to apply IFRS 3, Business Combinations, retrospectively or prospectively - either from the Transition Date or a particular date prior to the Transition Date. The Company has elected to apply IFRS 3 prospectively on business combinations that occur after the Transition Date. Accordingly, business combinations prior to this date have not been restated.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

17.	Explanation of transition to IFRS (continued)

Share-based payment transaction exemption

IFRS 1 provides an optional exemption to the application of IFRS 2, Share-based Payment, for those share options granted subsequent to November 7, 2002 that have fully vested as at the Transition Date and to liabilities arising from share-based payment transactions that were settled before the Transition Date. The Company has elected this exemption.

Borrowing costs

IFRS 1 provides the option to apply IAS 23, Borrowing Costs, retrospectively or prospectively from the Transition Date. IAS 23 requires an entity to capitalize borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. The Company elected to apply this exemption prospectively in respect of qualifying assets for which the commencement date for capitalization was on or after the Transition Date.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

17.	Explanation of transition to IFRS (continued) Reconciliation of consolidated balance sheets

				September 26, 2010
		Previous		Effect of
		Canadian	Reclassi-	transition
	Note	GAAP	fication	to IFRS	IFRS
ASSETS
Current assets:
Cash and cash equivalents		$68	$-	$-	$68
Cash held in trust		6	-	-	6
Trade and other receivables		209	-	-	209
Inventories		255	-	-	255
Prepaid expenses		7	-	-	7
		545	-	-	545
Property, plant and equipment	(b)(c)(d)	498	-	(2)	496
Biological assets	(a)	-	-	7	7
Employee future benefits	(e)	-	6	(6)	-
Other long-term receivables		-	28	-	28
Other assets		34	(34)	-	-
Deferred income taxes		27	-	-	27
		$1,104	$-	$(1)	$1,103

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans		$1	$-	$-	$1
Trade, other payables and accrued charges	(g)	238	(5)	-	233
Interest payable		3	-	-	3
Provisions	(g)	-	5	-	5
Current portion of long-term debt		17	-	-	17
		259	-	-	259
Long-term debt		271	-	-	271
Provisions	(g)	-	19	(2)	17
Employee future benefits	(e)	-	187	61	248
Other long-term liabilities and credits	(e)(f)(g)	209	(206)	5	8
		739	-	64	803
Shareholders' equity:
Share capital	(f)	570	-	(6)	564
Contributed surplus	(h)	5	-	(5)	-
Deficit		(210)	-	(54)	(264)
Accumulated other comprehensive earnings (loss)		-	-	-	-
		365	-	(65)	300
		$1,104	$-	$(1)	$1,103

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

17.	Explanation of transition to IFRS (continued) Reconciliation of consolidated balance sheets (continued)

				December 25, 2010
		Previous		Effect of
		Canadian	Reclassi-	transition
	Note	GAAP	fication	to IFRS	IFRS
ASSETS
Current assets:
Cash and cash equivalents		$56	$-	$-	$56
Cash held in trust		5	-	-	5
Trade and other receivables		168	-	-	168
Inventories		266	-	-	266
Prepaid expenses		7	-	-	7
		502	-	-	502
Property, plant and equipment	(b)(c)(d)	494	-	(6)	488
Biological assets	(a)	-	-	7	7
Employee future benefits	(e)	-	9	(9)	-
Other long-term receivables		-	29	-	29
Other assets		38	(38)	-	-
Deferred income taxes		25	-	-	25
		$1,059	$-	$(8)	$1,051

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans		$3	$-	$-	$3
Trade, other payables and accrued charges	(g)	213	(5)	-	208
Interest payable		1	-	-	1
Provisions	(g)	-	6	-	6
Current portion of long-term debt		17	-	-	17
		234	1	-	235
Long-term debt		263	-	-	263
Provisions	(g)	-	20	(2)	18
Employee future benefits	(e)	-	185	56	241
Other long-term liabilities and credits	(e)(f)(g)	209	(206)	4	7
		706	-	58	764
Shareholders' equity:
Share capital	(f)	570	-	(6)	564
Contributed surplus	(h)	5	-	(5)	-
Deficit		(222)	-	(53)	(275)
Accumulated other comprehensive earnings (loss)	(c)	-	-	(2)	(2)
		353	-	(66)	287
		$1,059	$-	$(8)	$1,051

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

17.	Explanation of transition to IFRS (continued) Reconciliation of consolidated balance sheets (continued)

				September 24, 2011
		Previous		Effect of
		Canadian	Reclassi-	transition
	Note	GAAP	fication	to IFRS	IFRS
ASSETS
Current assets:
Cash and cash equivalents		$99	$-	$-	$99
Cash held in trust		6	-	-	6
Trade and other receivables		182	-	-	182
Inventories		261	-	-	261
Prepaid expenses		6	-	-	6
		554	-	-	554
Property, plant and equipment	(b)(c)(d)	493	-	(2)	491
Biological assets	(a)	-	-	4	4
Employee future benefits	(e)	-	16	(15)	1
Other long-term receivables		-	28	-	28
Other assets		44	(44)	-	-
Deferred income taxes	(e)	16	-	(1)	15
		$1,107	$-	$(14)	$1,093

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans		$6	$-	$-	$6
Trade, other payables and accrued charges	(g)	254	(8)	-	246
Interest payable		8	-	-	8
Provisions	(g)	-	8	-	8
Current portion of long-term debt		18	-	-	18
		286	-	-	286
Long-term debt		271	-	-	271
Provisions	(g)	-	18	(2)	16
Employee future benefits	(e)	-	168	117	285
Other long-term liabilities and credits	(e)(f)(g)	188	(186)	-	2
		745	-	115	860
Shareholders' equity:
Share capital	(f)	570	-	(6)	564
Contributed surplus	(h)	5	-	(5)	-
Deficit		(213)	-	(120)	(333)
Accumulated other comprehensive earnings (loss)	(c)	-	-	2	2
		362	-	(129)	233
		$1,107	$-	$(14)	$1,093

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

17.	Explanation of transition to IFRS (continued)

Reconciliation of consolidated statements of comprehensive loss

		Quarter ended December 25, 2010
		Previous	Effect of
		Canadian	transition
	Note	GAAP	to IFRS	IFRS
Sales		$422	$-	$422
Freight and sales deductions		57	-	57
Lumber export taxes		3	-	3
Cost of sales (excluding depreciation and amortization)	(a)(b)(e)	329	(1)	328
Selling, general and administrative		18	-	18
Share-based compensation		4	-	4
Depreciation and amortization	(b)	12	1	13
Other items	(e)	3	(1)	2
Operating earnings (loss)		(4)	1	(3)
Interest, foreign exchange and other	(c)(d)(e)(f)(g)	13	(1)	12
Exchange loss (gain) on long-term debt	(c)	(6)	1	(5)
Earnings (loss) before income taxes		(11)	1	(10)

Income tax expense		1	-	1
Net earnings (loss)		(12)	1	(11)

Other comprehensive earnings (loss):
Foreign currency translation differences for foreign operations	(c)	-	(2)	(2)
Total comprehensive loss		$(12)	$(1)	$(13)

Basic and diluted net loss in dollars per share		$(0.12)		$(0.11)

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

17.	Explanation of transition to IFRS (continued)

Reconciliation of consolidated statements of comprehensive loss (continued)

		Year ended September 24, 2011
		Previous	Effect of
		Canadian	transition
	Note	GAAP	to IFRS	IFRS
Sales		$1,743	$-	$1,743
Freight and sales deductions		237	-	237
Lumber export taxes		13	-	13
Cost of sales (excluding depreciation and amortization)	(a)(b)(e)	1,324	(3)	1,321
Selling, general and administrative		72	-	72
Share-based compensation		2	-	2
Depreciation and amortization	(b)	45	3	48
Other items	(e)	1	2	3
Operating earnings (loss)		49	(2)	47
Interest, foreign exchange and other	(c)(d)(e)(f)(g)	32	(1)	31
Exchange loss on long-term debt	(c)	1	-	1
Earnings (loss) before income taxes		16	(1)	15

Income tax expense	(e)	19	1	20
Net loss		(3)	(2)	(5)

Other comprehensive earnings (loss):
Defined benefit plans	(e)	-	(63)	(63)
Other benefit plans	(e)	-	(1)	(1)
Foreign currency translation differences for foreign operations	(c)	-	2	2
Total comprehensive loss		$(3)	$(64)	$(67)

Basic and diluted net loss in dollars per share		$(0.03)		$(0.05)

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

17.	Explanation of transition to IFRS (continued)

Notes to the reconciliation of equity

	(a)	Biological assets

In accordance with IAS 41, Agriculture, the Company’s standing timber on its private timberlands is considered to be a biological asset that is measured at fair value less costs to sell at each reporting date, with changes in fair value less costs to sell recognized in net earnings (loss) at each period. As a result of this IFRS guidance, the Company’s standing timber on its private timberlands has been separately identified on the Consolidated Balance Sheet as biological assets and recorded at fair value less costs to sell.

The effect of the above on the Company’s balance sheet resulted in an increase in biological assets of $7 million at September 26, 2010 (December 25, 2010 - $7 million and September 24, 2011- $4 million), and resulted in a decrease of the deficit of $7 million (December 25, 2010 - $7 million and September 24, 2011- $4 million).

Total comprehensive loss for the quarter ended December 25, 2010 increased by a negligible amount and by $3 million for the year ended September 24, 2011.

	(b)	Component accounting

Under previous Canadian GAAP, the Company did not apply component accounting to the significant separable component parts of an item of property, plant and equipment since no guidance was provided on evaluating the cost of a component, replacement of a component and the level at which component accounting was required. Under IFRS, the major assets must be separated into components and the cost of replacement or overhaul of these components are considered to be a part of property, plant and equipment, and are amortized over their individual estimated useful lives.

The effect of the above on the Company’s balance sheet resulted in an increase in property, plant and equipment of $6 million at September 26, 2010 (December 25, 2010 - $6 million and September 24, 2011- $6 million), and resulted in a decrease of the deficit of $6 million (December 25, 2010 - $6 million and September 24, 2011- $6 million).

For the quarter ended December 25, 2010, and for the year ended September 24, 2011, the impact on total comprehensive loss was negligible.

	(c)	Translation of foreign operations

Under previous Canadian GAAP, non-monetary assets and liabilities of the foreign operations were translated to Canadian dollars at the historical rate relevant to the particular transaction date at which such assets or liabilities were originated. Under IFRS, all assets and liabilities of the foreign operations with functional currencies other than the Canadian dollar are translated to Canadian dollar at the exchange rate prevailing at period-end and are recognized in other comprehensive loss. In accordance with IFRS 1, the Company elected to reset all cumulative translation gains and losses to zero in opening deficit at its Transition Date.

The effect of the above on the Company’s balance sheet resulted in a decrease in property, plant and equipment of $7 million at September 26, 2010 (December 25, 2010 - $11 million and September 24, 2011- $7 million) and resulted in an increase of the deficit of $7 million (December 25, 2010 - $9 million and September 24, 2011- $9 million) and a decrease of accumulated other comprehensive earnings of nil (December 25, 2010 - $2 million and September 24, 2011- an increase of $2 million).

Total comprehensive loss for the quarter ended December 25, 2010 increased by $4 million and decreased by a negligible amount for the year ended September 24, 2011.

	(d)	Site restoration

Under previous Canadian GAAP, the cost of decommissioning and restoration of landfill sites were part of Property, plant and equipment and depreciated over the estimated useful life of the landfill site. Under IFRS, decommissioning and restoration costs incurred through the production of inventory are included as part of inventory costs.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

17.	Explanation of transition to IFRS (continued)

Notes to the reconciliation of equity (continued)

	(d)	Site restoration (continued)

The effect of the above on the Company’s balance sheet resulted in a decrease in property, plant and equipment of $1 million at September 26, 2010 (December 25, 2010 - $1 million and September 24, 2011- $1 million), and resulted in an increase of the “deficit” of $1 million (December 25, 2010 - $1 million and September 24, 2011- $1 million).

For the quarter ended December 25, 2010, and for the year ended September 24, 2011, the impact on total comprehensive loss was negligible.

	(e)	Recognition of unamortized actuarial losses at date of transition to IFRS into equity

As permitted by previous Canadian GAAP, the Company measured its employee future benefits obligation for accounting purposes as at June 30 of each fiscal year. This was often referred as the early measurement date accounting policy choice. Under IAS 19 - Employee Benefit, the measurement date of the employee future benefits obligation must coincide with the fiscal year-end of the Company. Therefore, upon transition to IFRS, the Company measured its employee future benefits obligation at the date of the opening balance sheet in accordance with IAS 19.

In addition, as permitted by IFRS 1 - First-time Adoption of International Financial Reporting Standards, management elected the optional exemption to recognize all unamortized cumulative actuarial losses at the transition date as an adjustment to opening retained earnings for all of its employee future benefit plans.

The cumulative effect of the above on the Company's balance sheet was to decrease employee future benefits assets by $6 million at September 26, 2010 (December 25, 2010 - $9 million and September 24, 2011 - $15 million), and increase the employee future benefits liabilities by $61 million at September 26, 2010 (December 25, 2010 - $56 million and September 24, 2011 - $117 million), which resulted in a corresponding increase to deficit of $67 million (December 25, 2010 - $65 million and September 24, 2011- $132 million).

Under IFRS, the Company’s accounting policy is to recognize all actuarial gains and losses, arising on its defined benefit pension and other non-pension post retirement plans, immediately in other comprehensive earnings (loss). Total comprehensive loss for the quarter ended December 25, 2010, decreased by $2 million and increased by $65 million for the year ended September 24, 2011.

	(f)	Warrants

Under IFRS, the warrants have been classified as a liability because of the possibility that they may be settled in cash in the event of a change of control. They are recorded at fair value with value being adjusted every quarter.

The effect of the above on the Company’s balance sheet resulted in a decrease in share capital of $6 million at September 26, 2010 (December 25, 2010 - $6 million and September 24, 2011- $6 million), and resulted in an increase of the other long-term liabilities of $5 million at September 26, 2010 (December 25, 2010 - $4 million and September 24, 2011- negligible amount), and a decrease of the deficit of $1 million (December 25, 2010 - $2 million and September 24, 2011- $6 million).

Total comprehensive loss for the quarter ended December 25, 2010, decreased by $1 million and decreased by $5 million for the year ended September 24, 2011.

	(g)	Provisions

IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, has measurement differences when compared to previous Canadian GAAP. These measurement differences include the requirement to reflect the risks associated with the Company’s provisions in either the cash flows or the discount rate.

The effect of the above on the Company’s balance sheet resulted in a decrease in long-term provisions of $2 million at September 26, 2010 (December 25, 2010 - $2 million and September 24, 2011- $2 million), and resulted in a decrease of the “deficit” of $2 million (December 25, 2010 - $2 million and September 24, 2011- $2 million).

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

17.	Explanation of transition to IFRS (continued)

Notes to the reconciliation of equity (continued)

	(g)	Provisions (continued)

For the quarter ended December 25, 2010, and for the year ended September 24, 2011, the impact on total comprehensive loss was negligible.

	(h)	Contributed surplus

The previous Canadian GAAP requires that a future income tax asset that was not recognized at the date of a comprehensive revaluation as a result of a financial reorganization be subsequently recognized first as a reduction of any unamortized intangible asset and then in a manner consistent with the revaluation adjustment recorded at the date of the comprehensive revaluation. Under IFRS, this recognition of a future income tax asset is recorded to profit and loss.

The effect of the above on the Company’s balance sheet resulted in a decrease in contributed surplus of $5 million at September 26, 2010 (December 25, 2010 - $5 million and September 24, 2011- $5 million), and resulted in a decrease of the “deficit” of $5 million at September 26, 2010 (December 25, 2010 - $5 million and September 24, 2011- $5 million).

For the quarter ended December 25, 2010 and for the year ended September 24, 2011 the impact on total comprehensive loss was nil.

Explanation of material adjustments to the cash flow statements for fiscal 2011

The adoption of IFRS has had no impact on the net cash flows of the Company. The changes made to the Consolidated Balance Sheet and to the Consolidated Statements of Loss have resulted in reclassifications of various amounts on the statements of cash flows. There have been no significant changes to the net cash flows, other than the Company’s accounting policy choice to classify interest paid as financing activity under IFRS compared to operating activity under previous Canadian GAAP.

	Quarter ended December 25, 2010
		Cash flow from
	operating	investing	financing
	activities	activities	activities
Previous Canadian GAAP	$(5)	$(9)	$4
Reclassification for interest paid	9	-	(9)
Other	4	2	(6)
IFRS	$8	$(7)	$(11)

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

18.	Additional disclosures for September 24, 2011

Employee future benefits

The following tables present the change in the accrued benefit obligation for the defined benefit plans as calculated by independent actuaries and the change in the fair value of plan assets:

Change in accrued benefit obligations for defined benefit plans:

	Year ended September 24, 2011
	Pension plans	Other benefit plans
Accrued benefit obligation, at beginning of year	$812	$47
Current service cost	8	1
Interest cost	39	2
Employee contributions	2	-
Benefits paid	(46)	(2)
Actuarial loss (gain)	41	(2)
Foreign exchange rate changes and other adjusments	1	-
Decrease in obligation due to curtailment	-	(4)
Accrued benefit obligation, at end of year	$857	$42

Change in fair value of plan assets for defined benefit plans:

	Year ended September 24, 2011
	Pension plans	Other benefit plans
Fair value of defined benefit plan assets, at beginning of year	$617	$-
Expected return on plan assets	40	-
Actuarial gain	(27)	-
Employer contributions	32	2
Employee contributions	2	-
Benefits paid	(46)	(2)
Foreign exchange rate changes and other adjusments	-	-
Fair value of defined benefit plan assets, at end of year	$618	$-

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

18.	Additional disclosures for September 24, 2011 (continued)

Employee future benefits (continued)

The following tables present the difference between the fair value of plan assets and the actuarially determined accrued benefit obligation as at September 24, 2011, for defined benefit plans. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.

Reconciliation of funded status for defined benefit plans:

	Year ended September 24, 2011
	Pension plans	Other benefit plans
Fair value of plan assets	$618	$-
Accrued benefit obligation	(820)	(42)
Plan deficit	(202)	(42)

Defined benefit obligation, unfunded plans	(37)	-
Liability arising from minimum funding requirement	(3)	-
Net benefit liability	$(242)	$(42)

Amounts recognized in the consolidated balance sheets for defined benefit plans:

	Pension plans		Other benefit plans
	Sept. 24,	Sept. 26,	Sept. 24,	Sept. 26,
	2011	2010	2011	2010
Accrued benefit assets	$1	$-	$-	$-
Accrued benefit liability	(243)	(201)	(42)	(47)
Net benefit liability	$(242)	$(201)	$(42)	$(47)

Key management personnel compensation

The key management personnel of the Company are the members of Board of Directors and certain executive officers. They control less than 1% of the voting shares of the Company.

Key management personnel participate in the Company’s long-term incentive plans (see note 10).

Key management personnel compensation is comprised of the following for the year ended September 24, 2011:

2011
Short-term compensation benefits	$4
Share-based compensation	2
$6